Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Aquila Rocky Mountain Equity Fund (the "Fund") was held on October 8, 2010. The holders of shares representing 86% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for each matter are presented below).

1. To elect Trustees.

Dollar Amount  of  Votes:

	Trustee		For	Withheld
16:
	Tucker Hart Adams	$6,648,615	$68,153
	Gary C. Cornia		$6,659,775	$57,015
	Grady Gammage, Jr.	$6,659,595	$57,195
	Diana P. Herrmann	$6,700,792	$15,975
	Glenn O"Flaherty	$6,649,595	$57,195